

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

<u>Via E-mail</u>
Mr. Michael A. Coke
Chief Financial Officer
Terreno Realty Corporation
101 Montgomery Street, Suite 200
San Francisco, CA 94104

    Re: Terreno Realty Corporation
    Form 10-K for the fiscal year ended December 31, 2011
    Filed February 22, 2012
    File No. 1-34603

Dear Mr. Coke:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jennifer Monick

       Jennifer Monick
       Senior Staff Accountant